Merrill Lynch International

Form SBSE-A

Supplemental Filing Attachment:

Amendment to Schedule B, Section II

Item 13B

November 27, 2024

Merrill Lynch International - Response to Item 13B of Form SBSE-A - Other entities that could not be entered on the form

Firm or Organization Name	UIC	Street Address 1	Street Address 2	City	State/Country	Zip + 4 Postal Code	Effective Date MM DD YYYY	Termination Date MM DD YYYY	Description
LME CLEAR LTD	213800L8AQD59D3JRW81	10 FINSBURY SQUARE		London	United Kingdom	EC2A 1AJ	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
N A CITIBANK	E57ODZWZ7FF32TWEFA76	388 Greenwich Street		New York	NY	10013	10/26/2021	08/31/2024	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	F3JS33DEI6XQ4ZBPTN86	Kungsträdgårdsgatan 8		STOCKHOLM	SWEDEN	SE-106 40	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	549300ND1MQ8SNNYMJ22	2 Tornimäe Street		Tallinn	Estonia	15010	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	549300YW95G1VBBGGV07	Meistaru iela 1, Valdlauci, Kekavas pag		Rigas raj	Latvia	LV-1076	10/26/2021	04/30/2024	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	549300SBPFE9JX7N8J82	Gedimino ave.12		Vilnius	Lithuania	01103	10/26/2021	04/30/2024	Third Party arrangement with others with respect to

									Custody, Clearance, or Settlement
SOCIETE GENERALE MAROCAINE DE BANQUES SA	549300WHIMVBNIDQWK21	55, Boulevard Abdelmoumen		Casablanca	Morocco	20100	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANBIC IBTC BANK PLC	029200098C3K8BI2D551	Stanbic I.B.T.C Bank PLC, I.B.T.C Place	Walter Carrington Crescent, Victoria Island	Lagos	Nigeria		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK (INDONESIA BRANCH)	RILFO74KP1CM8P6PCT96	World Trade Center II, 3rd Floor	Jl.Jend. Sudirman Kav.29-31	Jakarta	Indonesia	12920	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK (MAURITIUS) LIMITED	549300R0Q58QYRNZLS10	Standard Chartered Tower, 19th Bank Street, Cybercity		Ebene	Mauritius	72201	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK GHANA PLC	549300WFGKTC3MGDCX95	PO Box 768, Standard Chartered Bank Building, no.87 Independence Avenue		Accra	Ghana		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK KENYA LTD	549300RBHWW5EJIRG629	Standard Chartered@Chiromo, 48 Westlands Road	P. O. Box 30003	Nairobi	Kenya	100	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, BAHRAIN BRANCH	RILFO74KP1CM8P6PCT96	Manama Main Branch, Building		Manama	Kingdon of Bahrain	315	10/26/2021		Third Party arrangement with others with respect to

		no.180, Government Avenue							Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, BANGLADESH BRANCH	**RILFO74KP1CM8P6PCT96**	**67 Gulshan Avenue**		**Dhaka**	**Bangladesh**			**2/29/2024**	**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**
STANDARD CHARTERED BANK, DIFC BRANCH	**RILFO74KP1CM8P6PCT96**	**Standard Chartered Bank, Building 1, DIFC, 4th Floor**	**PO Box 999**	**Dubari**	**UAE**		**10/26/2021**		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**
STANDARD CHARTERED BANK, OMAN BRANCH	**RILFO74KP1CM8P6PCT96**	**Standard Chartered Bank, Bait Al Falaj Street**		**Ruwi**	**Sultanate of Oman**		**10/26/2021**		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**
STANDARD CHARTERED BANK, UAE BRANCH	**RILFO74KP1CM8P6PCT96**	**Standard Chartered Bank, Building 1, DIFC, 4th Floor**	**PO Box 999**	**Dubari**	**UAE**		**10/26/2021**		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**
STATE STREET BANK AND TRUST COMPANY	**549300ZFEEJ2IP5VME73**	**State Street Financial Center 1 Lincoln Street**		**Boston**	**MA**	**02111**	**10/26/2021**		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**
THE BANK OF NEW YORK MELLON	**HPFHU0OQ28E4N0NFVK49**	**240 Green Street**		**New York**	**NY**	**10286**	**10/26/2021**		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**
The Branch of CITIBANK, N.A. in the Republic of Argentina	**579100KKDGKCFFKKF005**	**Bartolomé Mitre 530 –3rd floor**		**Buenos Aires**	**Argentina**	**C1036 AAJ**	**10/26/2021**		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**
THE HONGKONG AND SHANGHAI BANKING CORPORATION	**2HI3YI5320L3RW6NJ957**	**No 24, Sir Baron Jayatilaka Mawatha**		**Colombo**	**Sri Lanka**	**1**	**10/26/2021**		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**

LIMITED (SRI LANKA BRANCH)										
THE STANDARD BANK OF SOUTH AFRICA LTD	QFC8ZCW3Q5PRXU1XTM60	Investor Services, 3rd Floor, 25 Pixley Ka Isaka Seme Street		Johannesburg	South Africa	2001	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANK CZECH REPUBLIC AND SLOVAKIA, A.S.	KR6LSKV3BTSJRD41IF75	Želetavská 1525/1, 140 92 Praha 4		Michle	Czech Republic		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UniCredit Bank Czech Republic and Slovakia, a.s., Pobocka Zahraničnej Banky	KR6LSKV3BTSJRD41IF75	Šancová 1/A 813 33		Bratislava	Czech Republic		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANK HUNGARY ZRT.	Y28RT6GGYJ696PMW8T44	Szabadság tér 5-6. HU-1054		Budapest	Hungary		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANK S.A.	5493003BDYD5VPGUQS04	1F Expozitiei Blvd.		Bucharest	Romania	RO-012101	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANK SRBIJA A.D.	52990001O0THU00TYK59	Jurija Gagarina 12, Belgrade Business Center		Belgrade	Serbia	11070	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANKA SLOVENIJA d.d.	549300O2UN9JLME31F08	Šmartinska 140		Ljubljana	Slovenia	SI-1000	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNION INTERNATIONAL DE BANQUES SA	549300WKCW12LEPUMV07	Union Internationale de Banques 65 Av Habib Bourguiba 1000		Tunis	Tunisia		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement

Name	LEI	Address 1	Address 2	City	State/Country	Postal	Date		Arrangement
ZAGREBACKA BANKA D.D.	PRNXTNXHBI0TSY1V8P17	Savska 62		Zagreb	Croatia	10000	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
Banco B3 S.A.	4GTK5S46E6H318LMDS44	7 Andar		Sao Paulo	Brazil	01010-901	03/01/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
REFINITIV TRANSACTION SERVICES LIMITED	549300SDDJE84DDJNB30	Five Canada Square, Canary Wharf		London	United Kingdom	E14 5AQ	05/01/2024		Third Party arrangement with others with respect to Execute or Trade
THE BANK OF NEW YORK MELLON, LONDON BRANCH	HPFHU0OQ28E4N0NFVK49	240 Green Street		New York	New York	10286	06/01/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
BROKERCREDITSERVICE (CYPRUS) LIMITED	5493008C22FNI0QEEF10	Spyrou Kyprianou & 1 Oktovriou, 1, 1st Floor	Vashiotis Kalande Offices	Limassol	Cyprus	4004	07/01/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.	549300R4IG1TWPZT5U32	5660 New Northside Drive North West		Atlanta	Georgia	30328	10/01/2024		Third Party arrangement with others with respect to Execute or Trade
NEX SEF LIMITED	2138008LPQ92DIHKHY20	LONDON FRUIT AND WOOL EXCHANGE	1 DUVAL SQUARE	London	United Kingdom	E1 6PW	10/01/2024		Third Party arrangement with others with respect to Execute or Trade
CHINA CENTRAL DEPOSITORY & CLEARING CO. LIMITED		10 Jinrong Street	Xicheng District	Beijing	China	100033	10/01/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement